Joe Laxague Partner jlaxague@cronelawgroup.com
Camilla Zheng Associate zzheng@cronelawgroup.com

VIA EDGAR

June 14, 2024

U.S. SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attn:	Juan Grana

Lauren Nguyen

Re:	Oriental Rise Holdings Limited

Post-Effective Amendment No. 1 to

Registration Statement on Form F-1

Filed May 13, 2024

File No. 333-274976

Dear Mr. Grana and Ms. Nguyen

On behalf of Oriental Rise Holdings Limited, an exempted company incorporated in the Cayman Islands (the “Company”), we write in response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated June 11, 2024, with reference to Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed with the Commission on May 13, 2024, (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Post-Effective Amendment No. 1 to Registration Statement on Form F-1

Cover Page

1. We note your disclosure that you “intend to list the Ordinary Shares on the Nasdaq Capital Market under the symbol “ORIS.” Please revise to disclose whether you have filed a listing application with Nasdaq.

Response: In response this comment, the Company has amended the Registration Statement on the cover pages of the Public Offering Prospectus and the Resale Prospectus to indicate that it has filed a listing application with Nasdaq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

June 14, 2024

Page | 2

2. We note your disclosure that on January 24, 2024, you received a filing notice from the CSRC in relation to the offering, which indicated that you completed the required filing application procedures for this offering. Please confirm in writing that you will notify us promptly of any changes to your disclosure regarding or requested by the CSRC. Please also confirm that you will file any required additional materials with the CSRC should this post-effective amendment trigger any additional filing procedures with the CSRC.

Response: In response to this comment, the Company confirms that it will notify the Commission promptly of any changes to its disclosure regarding or requested by the CSRC. This post-effective amendment has not triggered any additional filing procedures with the CSRC at this time.

The PRC’s Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and relevant supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”) specify the following circumstances under which the Company would be required to update its filing materials with the CSRC after the CSRC has already issued the required filing notice: (i) if the Company fails to complete the offering within one year; or (2) if any material matters (which include a major change in the main business or business license qualification of the Company, a change of control or material change in the equity structure of the Company, or major adjustments to the Company’s offering and listing plan) occur before the Company completes the offering.

Pursuant to the New Administrative Rules Regarding Overseas Listings, the Company completed the required CSRC filing application procedures on January 24, 2024. The Company’s filing is valid for one year. Accordingly, so long as the Company can complete offering and listing before January 24, 2025, and so long as no material matters specified in the New Administrative Rules Regarding Overseas Listings occur, the CSRC generally will not require the Company to file additional materials before the offering and listing.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

June 14, 2024

Page | 3

We thank the Staff for its review of the Registration Statement and this correspondence. Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

Sincerely yours,

THE CRONE LAW GROUP P.C.

/s/ Joe Laxague
Joe Laxague

cc:	Dezhi Liu

Chief Executive Officer

Oriental Rise Holdings Limited